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                                                                      EXHIBIT 12
                                  Benchmark Electronics, Inc.

                              Ratio of Earnings to Fixed Charges
                                    (Dollars in thousands)

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
                                        2000          1999          1998          1997         1996
Earnings:                               ----          ----          ----          ----         ----


Income before income taxes and
    extraordinary item                 $28,430        20,276        26,890        23,952       14,483
Fixed charges                           28,304        11,637         5,346         2,984        1,774
Income before income taxes,             ------        ------        ------        ------       ------
 extraordinary item and fixed
 charges                                56,734        31,913        32,236        26,936       16,257
                                        ======        ======        ======        ======       ======
Fixed Charges:

Amortization of debt issuance costs      1,609           570           122            60           25
Interest expense                        22,787         9,696         4,393         2,472        1,442
Interest component of rental expense     3,908         1,371           831           452          307
Total fixed charges                     ------        ------         -----         -----        -----
                                       $28,304        11,637         5,346         2,984        1,774
                                        ======        ======         =====         =====        =====

Earnings to fixed charges ratio           2.00x         2.74x         6.03x         9.03x        9.16x


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